Strength. Vision. Prosperity.

September 24, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Financial Group, Inc.

Registration Statement on Form S-4

File No. 333-227080

Ladies and Gentlemen:

Summit Financial Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., New York City time, on Wednesday, September 26, 2018, or as soon thereafter as practicable.

In connection with the foregoing request for effectiveness, the Company acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; and

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Thank you for your assistance.

SUMMIT FINANCIAL GROUP, INC.

By:	/s/ H. Charles Maddy, III
H. Charles Maddy, III
President and Chief Executive Officer

cc:	Sandra M. Murphy, Esq.

300 North Main Street

P.O. Box 179

Moorefield, WV 26836

Phone 304.530.1000

Fax 304.530.2188